Exhibit 99.1

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

QUANTUM BIOPHARMA PROVIDES CORPORATE UPDATE

Toronto, Ontario – March 7, 2025 -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce the following corporate updates.

Warrant Cancellation

Effective today, the Company has cancelled an aggregate of 7,692 warrants (“Warrants”) to purchase class B subordinate voting shares in the capital of the Company (“Class B Shares”), which were previously granted to Michael (Zappy) Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the Warrants.

Management had reviewed Mr. Zapolin’s outstanding Warrants and determined that the Warrants granted to Mr. Zapolin no longer represented a realistic incentive to motivate Mr. Zapolin

Option Grant

The Company also announces the grant of 7,692 stock options to acquire Class B Shares (“Options”) to Mr. Zapolin (the “Option Grant”) pursuant to the Company’s equity incentive plan, with an exercise price of C$6.60 per Class B Share and an expiry date of March 7, 2027.

Related Party Transaction

The Option Grant constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) due to the involvement of Mr. Zapolin, who is a member of the board of directors of the Company, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the Option Grant. In its consideration and approval of the Option Grant, the Board determined that the Option Grant was exempt from the formal valuation and minority approval requirements of MI 61-101. The Company intends to rely on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, in respect of the participation of Mr. Zapolin in the Option Grant, as the fair market value (as determined under MI 61-101) of the Option Grant does not exceed 25% of the Company’s market capitalization (as determined under MI 61-101).

Debenture Units

Additionally, on March 6, 2025, the Company closed a fourth tranche of the offering announced on December 5, 2024 (the “December 5 NR”) and amended on January 20, 2025 (the “Jan 20 NR”), issuing 100 Debenture Units (as defined in the December 5 NR, as amended by the Jan 20 NR) for $100,000. The Company will use the proceeds from the fourth tranche for the ongoing development of the Company's business model and for general working capital purposes. The Company may close on additional tranches, with an increased conversion price of $6.60 and an increased exercise price per Warrant Share (as defined in the December 5 NR) of $7.00.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Quantum BioPharma

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s intention to rely on the exemptions set out in MI 61-101; the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; and the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company will be able to rely on the exemptions set out in MI 61-101; the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; and the Company will have the ability to carry out its other goals and objectives.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to rely on the exemptions set out in MI 61-101; the Company’s inability to carry out its plans with respect to its new innovation and offerings; the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; and the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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